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                                                                  Exhibit 20.1

             M A C K-C A L I  R E A L T Y  C O R P O R A T I O N

NEWS RELEASE

For Immediate Release

Contact: Barry Lefkowitz                            Darren Brandt
         Executive Vice President                   Sloane & Co.
           and Chief Financial Officer              (212) 486-9096
         Mack-Cali Realty Corporation
         (908) 272-8000

                     HERSH SUCCEEDS RIZK AS MACK-CALI CEO

Cranford, NJ, April 19, 1999 - John J. Cali, chairman of the board of directors of Mack-Cali Realty Corporation (NYSE-CLI), today announced that effective immediately, Mitchell E. Hersh, formerly president and chief operating officer, has become chief executive officer of the Company. Thomas
A. Rizk has left his positions as chief executive officer and member of the board of directors to pursue other interests. The Board has unanimously endorsed Mr. Hersh's appointment as chief executive officer.

William L. Mack, chairman of the executive committee of the board of directors, said, "On behalf of the Mack family, we remain fully committed to Mack-Cali and its growth strategy. Having worked with Mitchell for over 25 years, we are convinced he is the right individual to lead this experienced management team into the future."

Mitchell E. Hersh, chief executive officer, commented, "Tom and I have worked together as partners in running the Company over the last two years. I am pleased that the board has given me and our management team their full support to move the Company forward at a time when the Company is in its best financial and operational position ever. We anticipate a seamless transition and look forward to making this a stronger company for our tenants, employees and shareholders."

Thomas A. Rizk commented, "We decided that it was best for the Company to have one leader. I have greatly enjoyed my time at Mack-Cali and am pleased that I leave the Company as one of the preeminent, well-positioned companies in the real estate industry. Further, I am confident that the team in place today, under the leadership of Mitchell Hersh, will prosper and build long-term shareholder value."

John J. Cali commented, "We are grateful to Tom for his


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contributions to the Company's many successes. Tom played a large part in
Cali Associates' decision to go public back in 1994 and along with our senior management team has grown Mack-Cali into an industry leader. We wish Tom well in his future endeavors."

In other senior management changes, Timothy Jones, formerly executive vice president and chief investment officer, will assume the position of president. Brant Cali, executive vice president, will also assume the position of chief operating officer. All other Mack-Cali senior managers will remain in their current positions.

Pursuant to the terms of Mr. Rizk's 1997 employment agreement, he will receive $14.5 million immediately and $500,000 annually over the next three years.

Mack-Cali Realty Corporation is a fully-integrated, self-administered, self-managed real estate investment trust (REIT) providing leasing, management, acquisition, development, construction and tenant-related services for its portfolio. Mack-Cali owns or has interests in 253 properties, primarily office and office/flex buildings, totaling approximately 28 million square feet, located in 12 states and the District of Columbia. The properties, which are primarily located in the Northeast, enable the Company to provide a full complement of real estate opportunities to its diverse base of over 2,400 tenants.

Additional information on Mack-Cali Realty Corporation is available on the Company's Web site at www.mack-cali.com.

Certain information discussed in this press release may constitute forward-looking statements within the meaning of the Federal Securities Law. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the general economic climate; the supply of and demand for office, office/flex and industrial/warehouse properties; interest rate levels; the availability of financing; and other risks that the development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. For further information on factors which could impact the Company and the statements contained herein, reference should be made to the Company's filings with the Securities and Exchange Commission including quarterly reports on Form 10-Q, reports on Form 8-K, and annual reports on Form 10-K.